File No. 812-13690

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL
PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Integrity Life Insurance Company

Separate Account I of Integrity Life Insurance Company

Separate Account II of Integrity Life Insurance Company

National Integrity Life Insurance Company

Separate Account I of National Integrity Life Insurance Company

Separate Account II of National Integrity Life Insurance Company

Please send all communications, notices and orders to:

Rhonda S. Malone, Esq.

Associate Counsel - Securities

Western and Southern Financial Group, Inc.

400 Broadway

Cincinnati, Ohio 45202

Copy to:

Michael Berenson, Esq.

Morgan, Lewis and Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Dated: January 13, 2010

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Integrity Life Insurance Company

Separate Account I of
Integrity Life Insurance Company

Separate Account II of
Integrity Life Insurance Company

National Integrity Life Insurance Company

Separate Account I of
National Integrity Life Insurance Company

Separate Account II of
National Integrity Life Insurance Company

400 Broadway
Cincinnati, Ohio 45202

Investment Company Act of 1940

File No. 812-13690

INTRODUCTION

Integrity Life Insurance Company (“Integrity”), Separate Account I of Integrity Life Insurance Company (“Integrity Separate Account I”), Separate Account II of Integrity Life Insurance Company (“Integrity Separate Account II”), National Integrity Life Insurance Company (“National Integrity” and together with Integrity, the “Integrity Companies”), Separate Account I

of National Integrity Life Insurance Company (“National Integrity Separate Account I”), and Separate Account II of National Integrity Life Insurance Company (“National Integrity Separate Account II”, together with Integrity Separate Account I, Integrity Separate Account II, and National Integrity Separate Account I, the “Separate Accounts,” and collectively with the Integrity Companies, the “Applicants”) hereby submit this draft amended and restated application for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the proposed substitution of shares of the following eight portfolios (the “Substitution”):

Existing Portfolio	Replacement Portfolio
Fidelity VIP Dynamic Capital Appreciation: Service Class 2	Fidelity VIP Contrafund: Service Class 2
Fidelity VIP Growth & Income: Service Class 2	Fidelity VIP Balanced: Service Class 2
Fidelity VIP Growth & Income: Service Class	Fidelity VIP Balanced: Service Class
Fidelity VIP Growth & Income: Initial Class	Fidelity VIP Balanced: Initial Class
Fidelity VIP Growth Opportunities: Service Class 2	Fidelity VIP Contrafund: Service Class 2
Fidelity VIP Growth Opportunities: Service Class	Fidelity VIP Contrafund: Service Class
Fidelity VIP Growth Opportunities: Initial Class	Fidelity VIP Contrafund: Initial Class
Fidelity VIP Value Strategies: Service Class 2	Fidelity VIP Mid Cap: Service Class 2

I.                                         APPLICANTS

Integrity is a stock life insurance company organized under the laws of Ohio.  Integrity is a wholly owned subsidiary of The Western and Southern Life Insurance Company, a stock life insurance company organized under the laws of Ohio.  The Western and Southern Life Insurance Company is wholly owned by an Ohio-domiciled intermediate holding company, Western & Southern Financial Group, Inc., which is wholly owned by an Ohio-domiciled mutual insurance holding company, Western & Southern Mutual Holding Company.

Integrity Separate Account I was established in 1986.  Integrity Separate Account I is registered under the Act as a unit investment trust (File No. 811-04844) and is used to fund variable annuity contracts issued by Integrity.  Nine variable annuity contracts funded by Integrity Separate Account I are affected by this application.(1)

Integrity Separate Account II was established in 1992.  Integrity Separate Account II is registered under the Act as a unit investment trust (File No. 811-07134) and is used to fund variable annuity contracts issued by Integrity.  Three variable annuity contracts funded by Integrity Separate Account II are affected by this application.(2)

National Integrity is a stock life insurance company organized under the laws of New York.  National Integrity is a wholly owned direct subsidiary of Integrity and an indirect subsidiary of The Western and Southern Life Insurance Company.

National Integrity Separate Account I was established under New York law in 1986.  National Integrity Separate Account I is registered under the Act as a unit investment trust (File No. 811-04846) and is used to fund variable annuity contracts issued by National Integrity.  Nine variable annuity contracts funded by National Integrity Separate Account I are affected by this application.(3)

(1) The registration statements relating to these contracts (File Nos. 333-44876, 033-56654, and 333-102575) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.  Registration statement 333-44876 contains two of the nine contracts; registration statement 033-56654 contains six of the nine contracts; and registration statement 333-102575 contains one of the nine contracts.  Multiple contracts are allowed in one registration statement pursuant to the Staff’s position in its Industry Comment Letter dated November 3, 1995, comment 4, citing Investment Company Act Rel. No 14575 (Jun. 14, 1985).

(2) The registration statement relating to these contracts (File No. 033-51268) is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application. Registration statement 033-51268 contains all three contracts pursuant to authority stated in Industry Comment Letter dated November 3, 1995, comment 4.

(3) The registration statements relating to these contracts (File Nos. 333-44892, 033-56658, and 333-102574) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.  Registration statement 333-44892 contains two of the nine contracts; registration statement 033-56658 contains six of the nine contracts; and registration statement 333-102574 contains one of the nine contracts pursuant to authority stated in Industry Comment Letter dated November 3, 1995, comment 4.

National Integrity Separate Account II was established under New York law in 1992.  National Integrity Separate Account II is registered under the Act as a unit investment trust (File No. 811-07132) and is used to fund variable annuity contracts issued by National Integrity.  Three variable annuity contracts funded by National Integrity Separate Account II are affected by this application.(4)  All 24 variable annuity contracts offered by the Integrity Companies affected by this application are flexible premium deferred variable annuities and hereinafter are collectively referred to as the “Contracts.”

Purchase payments under the Contracts may be allocated to one or more subaccounts of the Separate Accounts.  Income, gains and losses, whether or not realized, from assets allocated to the Separate Accounts are, as provided in the Contracts, credited to or charged against the Separate Accounts without regard to other income, gains or losses of Integrity and National Integrity, as applicable.  The assets maintained in the Separate Accounts will not be charged with any liabilities arising out of any other business conducted by Integrity or National Integrity, as applicable.  Nevertheless, all obligations arising under the Contracts, including the commitment to make annuity payments or death benefit payments, are general corporate obligations of Integrity and National Integrity.  Accordingly, the assets of each of Integrity and National Integrity are available to meet its obligations under its Contracts.

(4) The registration statement relating to these contracts (File No. 033-51126) is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application. Registration statement 033-51126 contains all three contracts pursuant to authority stated in Industry Comment Letter dated November 3, 1995, comment 4.

II.                                     THE CONTRACTS

A.                                    Available Portfolios

Each Contract permits allocations of value to available fixed and variable subaccounts; each variable subaccount invests in a specific investment portfolio of an underlying mutual fund.  Of the 24 Contracts affected by this application, 18 Contracts offer the same 56 portfolios (“Subset 1”), four Contracts offer the same 54 portfolios (“Subset 2”)(5) and two Contracts offer the same 43 portfolios (“Subset 3”).(6)  All of the portfolios currently offered under all Contracts are listed in Exhibit A-1 to this application.  The portfolios not available in the Contracts in Subset 2 are indicated by one asterisk and portfolios not available in the Contracts in Subset 3 are indicated by two asterisks on Exhibit A-1.

B.                                    Transfers

Each Contract permits transfers from one subaccount to another subaccount at any time prior to annuitization, subject to certain restrictions and charges described below.  No sales charge applies to such a transfer of value among subaccounts.  The Contracts permit up to twelve free transfers during any contract year.  A fee of $20 is imposed on transfers in excess of twelve transfers in a contract year.  Transfers must be at least $100, or, if less, the entire amount in the subaccount from which value is to be transferred.  A variety of automatically scheduled transfers are permitted without charge and are not counted against the twelve free transfers in a contract year.  The Applicants have policies and procedures limiting transfers to and from certain subaccounts that are intended to discourage frequent trading activity.

(5) Contracts in Subset 2 contain the same portfolios as the Contracts in Subset 1, except the two portfolios of the Columbia fund family.

(6) Contracts in Subset 3 contain the same portfolios as the Contracts in Subset 1, except the two portfolios of the Columbia fund family, the four portfolios of the Rydex fund family,  the five portfolios of the PIMCO fund family, the UIF U.S. Mid Cap Value portfolio and the Fidelity VIP Value Strategies portfolio (of these portfolios, only the last is a subject of this application.)

C.                                    Reservation of Right to Substitute Subaccounts

Each Contract reserves the right, upon notice to Contract owners and compliance with applicable law, to add, combine or remove subaccounts, or to withdraw assets from one subaccount and put them into another subaccount.  Each Contract’s prospectus provides that Applicants may add, remove or combine subaccounts or withdraw assets relating to a Contract from one subaccount and put them into another.

III.                                 THE PORTFOLIOS

The Integrity Companies propose the Substitution of eight subaccounts, which offer four funds (two of which include three classes each) of the Fidelity VIP Funds(7) (“Fidelity”) (the “Existing Portfolios”).  As replacements, the Integrity Companies propose seven subaccounts, offering three funds (two of which include three classes) also from Fidelity (the “Replacement Portfolios”).  All of the Replacement Portfolios are currently available in the Contracts.  Fidelity is not affiliated with the Applicants.

The investment objective, strategies and risks of each Replacement Portfolio are the same as, or similar to, the investment objective, strategies and risks of the corresponding Existing Portfolio.  For each Existing Portfolio and each Replacement Portfolio, the investment objective, principal investment strategies and principal risks are shown in the table that follows.

Replacement 1	Existing Portfolio	Replacement Portfolio
Fidelity VIP Dynamic Capital
Name	Appreciation	Fidelity VIP Contrafund
Investment Objective	Capital appreciation	Long-term capital appreciation
Principal Investment Strategies	Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments	Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be

(7) The registration statements of the Fidelity funds that are the subject of this Application (file no. 811-05511 and 033-20773, and file no. 811-07205 and 033-54837) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

undervalued by the public; allocates assets across different market sectors using different managers
Principal Risks	• Stock market volatility • Issuer-specific changes • Foreign exposure	• Stock market volatility • Issuer-specific changes • Foreign exposure

Replacements 2, 3 and 4	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Growth & Income	Fidelity VIP Balanced
Investment Objective	High total return through a combination of current income and capital appreciation	Income and capital growth consistent with reasonable risk
Principal Investment Strategies

Invests a majority of assets in common stock with current dividends and potential for capital appreciation; potentially invests in bonds, including lower quality debt securities and stocks not currently paying dividends but offering prospects for future income and capital appreciation; invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments

Invests approximately 60% of assets in stocks or other equity securities - either growth stocks, value stocks or both - of domestic and foreign issuers, and remainder in bonds or other debt securities including lower quality debt securities when the outlook is neutral; investing at least 25% of assets in fixed income senior securities; using fundamental analysis to select investments; engaging in transactions that have a leveraging effect on the fund; investing in Fidelity’s central funds

Principal Risks	• Stock market volatility • Issuer-specific changes • Foreign exposure • Interest rate changes	• Stock market volatility • Issuer-specific changes • Foreign exposure • Interest rate changes • Leverage risk • Prepayment

Replacements 5, 6 and 7	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Growth Opportunities	Fidelity VIP Contrafund
Investment Objective	Capital growth	Long-term capital appreciation
Principal Investment Strategies	Invests primarily in common stocks of domestic and foreign issuers using fundamental analysis to select investments in companies believed to have above average growth potential

Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued by the public; allocates assets across different market sectors using different managers

Principal Risks	• Stock Market Volatility • Issuer-Specific Changes • Foreign exposure • Growth investing	• Stock Market Volatility • Issuer-Specific Changes • Foreign exposure

Replacement 8	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Value Strategies	Fidelity VIP Mid Cap
Investment Objective	Capital appreciation	Long-term capital growth
Principal Investment Strategies

Invests primarily in common stocks of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued in the marketplace in relation to factors such as assets, sales, earnings or growth potential; focusing investment in medium sized companies but may invest in larger or smaller companies

Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments; normally invests at least 80% of assets in companies with medium market capitalizations similar to companies in the Russell Midcap Index(8) or Standard & Poor’s MidCap 400 Index(9); potentially investing in companies with smaller or larger market capitalizations

Principal Risks	• Stock market volatility • Foreign exposure • Issuer-specific changes • Value investing	• Stock market volatility • Foreign exposure • Issuer-specific changes • Mid cap investing

Replacement 1: Applicants believe that no material differences exist between the Fidelity VIP Dynamic Capital Appreciation portfolio and the Fidelity VIP Contrafund portfolio.  All investment strategies stated in the Dynamic Capital Appreciation prospectus also appear in the Contrafund prospectus.  The Contrafund prospectus describes additional strategies used by the fund’s manager, including its strategy of selecting securities of companies whose value it believes is not fully recognized by the public and its allocation of assets across market sectors.  Nothing stated in the Dynamic Capital Appreciation prospectus or statement of additional information (“SAI”) prohibits the use of these strategies by its manager.  Of the nine fundamental investment policies and limitations set forth in the portfolios’ SAI, one differs slightly between these two portfolios: in the measurement of investment concentration, an

(8) The capitalization range for the Russell Midcap Index is $829 million to $12.2 billion as of May 31, 2009.

(9) The capitalization range for the Standard & Poor’s MidCap 400 Index is $750 million to $3.3 billion as of June 30, 2009.

investment in a Fidelity central fund(10) by the Contrafund portfolio looks through to the holdings of the central fund, whereas an investment in a Fidelity central fund by the Dynamic Capital Appreciation portfolio does not look through.  Of the nine non-fundamental investment policies and limitations set forth in the portfolios’ SAI, one differs between these two portfolios:  the Contrafund portfolio does not currently intend to invest in oil, gas or other mineral exploration or development programs or leases, whereas the Dynamic Capital Appreciation portfolio does not include this non-fundamental limitation.  These portfolios share a great deal of commonality, including virtually all of their investment strategies, policies and limitations.  Further, each fund uses the S&P 500 as its benchmark.

Replacements 2, 3 and 4: The only differences in investment strategy between the Fidelity VIP Growth & Income portfolio and the Fidelity VIP Balanced portfolio include a permitted investment of 40% of the Balanced fund’s assets in bonds and other debt instruments when the outlook is neutral, with a minimum investment of 25% in bonds at any time.  The Growth and Income portfolio has no minimum investment in bonds, though it is permitted to invest in bonds.  The Balanced portfolio’s prospectus states that it may also engage in transactions that have a leveraging effect on the fund, including investment in derivatives and that it uses Fidelity central funds to help invest the portfolio’s assets.  The Growth and Income portfolio manager is not prohibited from this strategy.  The Growth and Income strategies also include buying and selling futures contracts and exchange traded funds to increase or decrease the fund’s exposure to changing security prices; the Balanced portfolio is not prohibited from

(10) Fidelity central funds are special types of investment vehicles created by Fidelity for use by the Fidelity funds and other advisory clients.  Fidelity Management and Research Company (fund manager) uses central funds to invest in particular security types or investment disciplines, or for cash management. Central funds incur certain costs related to their investment activity (such as custodial fees and expenses), but do not pay additional management fees to Fidelity. The investment results of the portions of the fund’s assets invested in the central funds will be based upon the investment results of those funds.

this strategy.  Of the nine fundamental investment policies and limitations set forth in the portfolios’ SAI, one differs between these two portfolios: the Balanced portfolio may invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and limitations.  This investment policy does not apply to the Growth and Income portfolio.  Applicants note, however, that in the non-fundamental investment policies and limitations set forth in the portfolios’ SAI, it is indicated that the Balanced portfolio does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and limitations.  These portfolios share a great deal of commonality, including the fact that each portfolio uses the S&P 500 as its benchmark.

Replacements 5, 6 and 7: The only difference in investment strategy between the Fidelity VIP Growth Opportunities portfolio and the Fidelity VIP Contrafund portfolio is the Growth Opportunities portfolio’s strategy of investing in companies the manager believes have above-average growth potential.  The Contrafund prospectus indicates that the manager may invest in “growth” or “value” stocks.  All other investment strategies outlined in the Growth Opportunities prospectus also appear in the Contrafund prospectus, except for a statement that although the fund focuses on securities of larger-sized companies, it may make a substantial investment in medium and smaller companies.  The Contrafund prospectus describes additional strategies used by the fund’s manager, including its strategy of selecting securities of companies whose value it believes is not fully recognized by the public and its allocation of assets across market sectors.  Nothing stated in either fund’s prospectus or SAI prohibits the fund from using the strategies disclosed in the corresponding fund’s prospectus.  Of the nine fundamental investment policies and limitations set forth in the portfolios’ SAI, two differ slightly between these two portfolios: (1) in the measurement of investment concentration, an investment in a Fidelity central fund by

Contrafund looks through to the holdings of the central fund, whereas an investment in a Fidelity central fund by the Growth Opportunities portfolio does not look through; and (2)  the Growth Opportunities portfolio may invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and limitations; this investment policy does not apply to Contrafund.  Applicant note, however, that in the non-fundamental investment limitations set forth in the portfolios’ SAI, it is indicated that the Growth Opportunities portfolio does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and limitations.  These portfolios share a great deal of commonality including most of their investment strategies, policies and limitations.

Replacement 8: The only differences in investment strategy between the Fidelity VIP Value Strategies portfolio and the Fidelity VIP Mid Cap portfolio are: (1) the Value Strategies portfolio focuses on investing in companies the manager believes are undervalued, whereas the Mid Cap prospectus indicates that the manager may invest in “growth” or “value” stocks; and (2) although the managers of both funds focus on investing in securities issued by medium sized companies, the Mid Cap prospectus indicates that the fund normally invests 80% of the fund’s assets in securities of medium sized companies, generally defined as similar to the market capitalization of companies in the Russell Midcap Index or the S&P MidCap 400; whereas the Value Strategies prospectus does not mandate a percentage normally invested in medium-sized companies.  Notably, though, approximately 70% of assets of the Value Strategies fund were invested in mid cap companies as of September 31, 2009, as measured by the Russell Midcap Index.  Of the nine fundamental investment policies and limitations set forth in the portfolios’ SAI, only three differ slightly between these two portfolios: (1) the Value Strategies portfolio may not issue senior securities except in connection with an exemptive order  or as permitted under the 1940 Act, whereas the Mid Cap portfolio may only issue senior securities as permitted under the 1940 Act; (2) in the measurement of investment concentration, an investment in a Fidelity central fund by Value Strategies looks through to the holdings of the central fund, whereas an investment in a Fidelity central fund by the Mid Cap portfolio does not look through; and (3) the Mid Cap portfolio may invest all of its assets in the securities of a single open-end management investment company managed by Fidelity Management and Research Company (“FMR”) with substantially the same fundamental investment objective, policies and limitations.  This investment policy does not apply to the Value Strategies portfolio.  Applicants note, however, that in the non-fundamental investment policies and limitations set forth in the portfolios’ SAI, it is indicated that the Mid Cap Portfolio does not intend to invest all of its assets in the securities of a single open-end management investment company managed by FMR with substantially the same fundamental investment objective, policies and limitations.

Applicants submit that the foregoing demonstrates that no material difference exists between each Existing Portfolio and the corresponding Replacement Portfolio, and that the Contract owners have a reasonable continuity in their investment expectation.

The assets in each of the Existing Portfolios and the corresponding Replacement Portfolios for all classes as of October 31, 2009 are as follows:

Replacement 1: Fidelity VIP Dynamic Capital Appreciation portfolio with assets of $43,564,343.81 will be replaced by Fidelity VIP Contrafund portfolio with assets of $16,093,188,611.11.

Replacements 2, 3 and 4: Fidelity VIP Growth & Income portfolio with assets of $766,700,603.88 will be replaced by Fidelity VIP Balanced portfolio with assets of $1,461,797,329.43.

Replacements 5, 6 and 7: Fidelity VIP Growth Opportunities portfolio with assets of $370,485,762.56 will be replaced by Fidelity VIP Contrafund portfolio with assets of $16,093,188,611.11.

Replacement 8: Fidelity VIP Value Strategies portfolio with assets of $281,070,479.31 will be replaced with Fidelity VIP Mid Cap portfolio with assets of $6,371,130,432.10.

Each of the Existing and Replacement Portfolios hold sufficient assets such that the Substitution will be immaterial to portfolio management.

IV.                                REASONS FOR THE SUBSTITUTION

A.                                    Efficiency

The proposed Substitution will strengthen and streamline the Fidelity fund offerings within the Contracts’ fund lineup.  The Applicants expect the proposed Substitution to provide benefits to the Contract owners, including better performing funds and simplification of fund offerings through the elimination of overlapping and duplicative portfolios in certain asset categories, particularly the large growth category.  Fidelity has been consulted and has raised no objection to the Substitution.

The proposed Substitution involves substituting a Replacement Portfolio for an Existing Portfolio with very similar, and in most cases substantially similar, investment objectives, strategies, policies and limitations.  After the Substitution, Contract owners will continue to be able to select among funds with a full range of investment objectives, investment strategies and risks.  Of the 24 Contracts affected by the Substitution, Contract owners in Subset 1 (18 Contracts) will be able to select among 52 portfolios, Contract owners in Subset 2 (four Contracts) will be able to select among 50 portfolios, and Contract owners in Subset 3 (two Contracts) will be able to select among 40 portfolios.

Following is Chart A, which contains the portfolios offered in the Contracts by Morningstar asset category, comparing before and after the proposed Substitution.  The portfolios not available in the Contracts in Subset 2 are indicated by one asterisk and portfolios not available in the Contracts in Subset 3 are indicated by two asterisks.  Chart A depicts the consolidation of the large growth category and illustrates that after the proposed Substitution, all Contract owners will continue to have three choices from two different fund companies in the large growth category.  Applicants have selected what they believe are superior large growth funds and winnowed the lesser offerings to provide a more streamlined selection of lower cost funds with better historical performance.  Chart A similarly illustrates that after the Substitution, all Contract owners will continue to have three choices from two different fund companies in the mid blend category.

With regard to the proposed replacement of Fidelity VIP Value Strategies, a mid blend fund, with Fidelity VIP Mid Cap, a mid growth fund, the Applicants believe Contract owners will experience a positive result and have reasonable continuity in investment expectations.  Both funds are primarily invested in medium capitalization companies; the Mid Cap fund manager has greater flexibility in selecting the better opportunities among available growth and value stocks.  Further, the Mid Cap portfolio has a better performance record (average annual return of 11.82% over the life of the fund (10 years), compared to 0.41% for the Value Strategies portfolio over the life of the fund (7 years)) and lower expenses.

CHART A — PORTFOLIOS BY MORNINGSTAR ASSET CATEGORY(11)

	Before Substitution	After Substitution
	Large Value	Large Value
1	Fidelity VIP Equity-Income	Fidelity VIP Equity-Income
2	Franklin Growth and Income Securities	Franklin Growth and Income Securities
3	Mutual Shares Securities	Mutual Shares Securities
4	Touchstone VST Large Cap Core Equity	Touchstone VST Large Cap Core Equity
5	Van Kampen LIT Comstock	Van Kampen LIT Comstock
	Large Growth	Large Growth
6	Fidelity VIP Contrafund	Fidelity VIP Contrafund
7	Fidelity VIP Dynamic Capital Appreciation
8	Fidelity VIP Growth	Fidelity VIP Growth
9	Fidelity VIP Growth & Income
10	Fidelity VIP Growth Opportunities
11	Van Kampen LIT Capital Growth	Van Kampen LIT Capital Growth
	Large Blend	Large Blend
12	Fidelity VIP Index 500	Fidelity VIP Index 500
13	Franklin Large Cap Growth Securities	Franklin Large Cap Growth Securities
14	Rydex VT All-Cap Opportunity **	Rydex VT All-Cap Opportunity **
15	Rydex VT Alternative Strategies Allocation **	Rydex VT Alternative Strategies Allocation **
16	Touchstone VST Aggressive ETF	Touchstone VST Aggressive ETF
	Mid Growth	Mid Growth
17	Touchstone VST Mid Cap Growth	Touchstone VST Mid Cap Growth
18	Fidelity VIP Mid Cap	Fidelity VIP Mid Cap
	Mid Value	Mid Value
19	Columbia Mid Cap Value, Variable Series *, **	Columbia Mid Cap Value, Variable Series *, **
20	UIF U.S. Mid Cap Value **	UIF U.S. Mid Cap Value **
	Mid Blend	Mid Blend
21	Fidelity VIP Value Strategies **
22	Rydex VT Multi-Hedge Strategies **	Rydex VT Multi-Hedge Strategies **
23	Touchstone VST Enhanced ETF	Touchstone VST Enhanced ETF
24	Touchstone VST Third Avenue Value	Touchstone VST Third Avenue Value
	Small Value	Small Value
25	Columbia Small Cap Value, Variable Series *, **	Columbia Small Cap Value, Variable Series *, **
26	Franklin Small Cap Value Securities	Franklin Small Cap Value Securities
	Small Growth	Small Growth
27	Touchstone VST Baron Small Cap	Touchstone VST Baron Small Cap
	Small Blend	Small Blend
28	DWS Small Cap Index VIP	DWS Small Cap Index VIP
29	Fidelity VIP Disciplined Small Cap	Fidelity VIP Disciplined Small Cap
	Short-Term Bond	Short-Term Bond
30	PIMCO VIT Low Duration **	PIMCO VIT Low Duration **
	Intermediate-Term Bond	Intermediate-Term Bond
31	Fidelity VIP Investment Grade Bond	Fidelity VIP Investment Grade Bond
32	PIMCO VIT Total Return **	PIMCO VIT Total Return **
33	Touchstone VST Core Bond	Touchstone VST Core Bond
	High Yield Bond	High Yield Bond
34	Fidelity VIP High Income	Fidelity VIP High Income

(11) Morningstar is an unaffiliated leading provider of independent investment information, research and analysis.  Asset categories are presented as of July 31, 2009.

	Before Substitution	After Substitution
35	Touchstone VST High Yield	Touchstone VST High Yield
	Inflation-Protected Bond	Inflation Protected Bond
36	PIMCO VIT Real Return **	PIMCO VIT Real Return **
	Emerging Market Bond	Emerging Market Bond
37	UIF Emerging Markets Debt	UIF Emerging Markets Debt
	Long-Short	Long-Short
38	Rydex VT Managed Futures Strategy **	Rydex VT Managed Futures Strategy **
	Diversified Emerging Markets	Diversified Emerging Markets
39	UIF Emerging Markets Equity	UIF Emerging Markets Equity
	Conservative Allocation	Conservative Allocation
40	Franklin Income Securities	Franklin Income Securities
41	Touchstone VST Conservative ETF	Touchstone VST Conservative ETF
	Moderate Allocation	Moderate Allocation
42	Fidelity VIP Asset Manager	Fidelity VIP Asset Manager
43	Fidelity VIP Balanced	Fidelity VIP Balanced
44	PIMCO VIT All Asset **	PIMCO VIT All Asset **
45	Touchstone VST Moderate ETF	Touchstone VST Moderate ETF
	Foreign Large Value	Foreign Large Value
46	Templeton Foreign Securities	Templeton Foreign Securities
	Foreign Large Blend	Foreign Large Blend
47	Fidelity VIP Overseas	Fidelity VIP Overseas
	World Stock	World Stock
48	Templeton Growth Securities	Templeton Growth Securities
	Real Estate	Real Estate
49	UIF U.S. Real Estate	UIF U.S. Real Estate
	Natural Resources	Natural Resources
50	PIMCO VIT CommodityRealReturn Strategy **	PIMCO VIT CommodityRealReturn Strategy **
	Money Market	Money Market
51	Touchstone VST Money Market	Touchstone VST Money Market
	Target Date	Target Date
52	Fidelity VIP Freedom 2010	Fidelity VIP Freedom 2010
53	Fidelity VIP Freedom 2015	Fidelity VIP Freedom 2015
54	Fidelity VIP Freedom 2020	Fidelity VIP Freedom 2020
55	Fidelity VIP Freedom 2025	Fidelity VIP Freedom 2025
56	Fidelity VIP Freedom 2030	Fidelity VIP Freedom 2030

*    Not available in Subset 2 Contracts

**  Not available in Subset 3 Contracts

A relatively small number of Contract owners have a guaranteed living withdrawal benefit (“GLWB”) that may be affected by the Substitution.  Two versions of the GLWB have been offered over time, a first generation GLWB and a second generation GLWB.  The second generation GLWB, which is currently available with six Contracts,(12) offers four investment

(12) Integrity AnnuiChoice II (File No. 333-44876, Class No. C000034990), National Integrity AnnuiChoice II (File No. 333-44892, Class No. C000034991); Integrity Grand Master Flex (File No. 033-56654, Class No. C000059147); National Integrity Grand Master Flex (File No. 033-56658, Class No. C000063172); Integrity Pinnacle V (File no. 033-51268, Class No. C000047644); National Integrity Pinnacle V (File no. 033-51126, Class No. C000050137)

strategies.  The Contract owner may transfer 100% of the account value from one strategy to another at any time (subject to a 90 day waiting period between transfers); however, the account value must be fully invested in only one strategy at any one time.  Of the four available strategies, only one is affected by the Substitution, the “self style” strategy.  The “self style” strategy requires the owner to invest 30-60% of account value in one or more of three specific fixed income portfolios and 40-70% of account value in one or more of 18 core equity portfolios and allows the owner to invest 0-20% in one or more of 17 non-core equity portfolios and 0-10% in one or more of 13 other portfolios.  After the Substitution, the number of core equity portfolios available for investment of 40-70% will be reduced from 18 to 16 and the number of non-core equity portfolios available for investment of 0-20% will be reduced from 17 to 15.  A complete chart of the second generation GLWB investment strategies is provided on Exhibit A-2.

The first generation GLWB, which was available with four Contracts(13) from May 2007 to February 2008, offered three investment strategies.  The Contract owner may transfer 100% of the account value from one strategy to another at any time (subject to a 90 day waiting period between transfers); however, the account value must be fully invested in only one strategy at any one time.  Of the three available strategies, only one is affected by the Substitution, the “self style” strategy.  The “self style” strategy requires the owner to invest 35-100% of account value in one of two specific fixed income portfolios and allows the owner to invest 0-10% of account value in a money market portfolio, 0-65% of account value in one or more of 14 core equity

(13) Integrity AnnuiChoice II (File No. 333-44876, Class No. C000034990), National Integrity AnnuiChoice II (File No. 333-44892, Class No. C000034991); Integrity Pinnacle V (File no. 033-51268, Class No. C000047644); National Integrity Pinnacle V (File no. 033-51126, Class No. C000050137)

portfolios and 0-10% in one or more of 18 other portfolios.  After the Substitution, the number of core equity portfolios available for investment of 0-65% will be reduced from 14 to 13 and the number of other portfolios available for investment of 0-10% will be reduced from 18 to 16.  A complete chart of the first generation GLWB investment strategies is provided on Exhibit A-3.

In each of the GLWB riders, Contract owners continue to have a substantial number of options to choose from in every category in determining their self style investments and the Substitution will not materially affect their investment choices.  In the GLWB riders, and in the prospectuses offering both generations of GLWB riders, Applicants reserve the right to add, close, eliminate or substitute the GLWB investment strategies, the subaccount or the underlying portfolios at any time.

B.                                    Expense Ratio

Each Replacement Portfolio has lower total gross and net expense ratios and lower management fees than the corresponding Existing Portfolio.  Service fees charged by each Replacement Portfolio pursuant to a plan under Rule 12b-1 of the Act (“12b-1 Fees”) are equal to those charged by the Existing Portfolio.  Detailed expense information is set forth in Chart B below.  By reducing expenses, the Integrity Companies are offering their Contract owners and prospective investors a selection of better-managed funds at a reduced cost.

CHART B - EXPENSES

	Name	Management Fee	12b-1 Fee	Other Expense	Total Expense	Waivers and Reimbursements	Net Expense
Existing	Fidelity VIP Dynamic Capital Appreciation: Service Class 2(14), (15)	0.56%	0.25%	0.31%	1.12%	0.03%	1.09%
Replacement	Fidelity VIP Contrafund: Service Class 2(16)	0.56%	0.25%	0.10%	0.91%	0.01%	0.90%

Existing	Fidelity VIP Growth & Income: Service Class 2	0.46%	0.25%	0.13%	0.84%	0.00%	0.84%
Replacement	Fidelity VIP Balanced: Service Class 2 (16)	0.41%	0.25%	0.15%	0.81%	0.01%	0.80%

Existing	Fidelity VIP Growth & Income: Service Class	0.46%	0.10%	0.13%	0.69%	0.00%	0.69%
Replacement	Fidelity VIP Balanced: Service Class	0.41%	0.10%	0.17%	0.68%	0.00%	0.68%

Existing	Fidelity VIP Growth & Income: Initial Class	0.46%	0.00%	0.13%	0.59%	0.00%	0.59%
Replacement	Fidelity VIP Balanced: Initial Class	0.41%	0.00%	0.14%	0.55%	0.00%	0.55%

Existing	Fidelity VIP Growth Opportunities: Service Class 2	0.56%	0.25%	0.16%	0.97%	0.00%	0.97%
Replacement	Fidelity VIP Contrafund: Service Class 2 (16)	0.56%	0.25%	0.10%	0.91%	0.01%	0.90%

Existing	Fidelity VIP Growth Opportunities: Service Class	0.56%	0.10%	0.15%	0.81%	0.00%	0.81%
Replacement	Fidelity VIP Contrafund: Service Class (16)	0.56%	0.10%	0.10%	0.76%	0.01%	0.75%

Existing	Fidelity VIP Growth Opportunities: Initial Class	0.56%	0.00%	0.15%	0.71%	0.00%	0.71%
Replacement	Fidelity VIP Contrafund: Initial Class (16)	0.56%	0.00%	0.10%	0.66%	0.01%	0.65%

Existing	Fidelity VIP Value Strategies: Service Class 2 (14)	0.56%	0.25%	0.18%	0.99%	0.01%	0.98%
Replacement	Fidelity VIP Mid Cap: Service Class 2 (16)	0.56%	0.25%	0.12%	0.93%	0.01%	0.92%

Current 12b-1 fees are reflected in Chart B.  The maximum 12b-1 fee each portfolio is authorized to pay under its distribution and service plan is identical for the Existing and Replacement Portfolios in each class.  In each of the Existing and Replacement Portfolio prospectuses, Fidelity has the following identical information:

(14)  A portion of the brokerage commissions that the Portfolio pays may be reimbursed by FMR and used to reduce the Portfolio’s expenses.  Including these reductions, the total class operating expenses for the Portfolio would have been as set forth in the Net Expense column in the above table.  These offsets may be discontinued at any time.

(15) The Portfolio’s manager has voluntarily agreed to reimburse the class to the extent that total operating expenses, (excluding interest, taxes, certain security lending costs, brokerage commissions and extraordinary expenses) as a percentage of its average net assets, exceed 1.10%.  This arrangement can be discontinued by the Portfolio’s manager at any time.

(16) A portion of the brokerage commissions that the Portfolio pays may be reimbursed by FMR, the Portfolio’s Investment Advisor, and used to reduce the Portfolio’s expenses.  In addition, through arrangements with the Portfolios’ custodian, credits realized as a result of uninvested cash balances are used to reduce the Portfolio’s custodian expenses.  Including these reductions, the total class operating expenses for the Portfolio would have been as set forth in the Net Expense column in the above table.  These offsets may be discontinued at any time.

“Service Class has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act.  Under the plan, Service Class is authorized to pay FDC(17) a 12b-1 (service) fee as compensation for providing support services that benefit variable product owners.  Service Class may pay this 12b-1 (service) fee at an annual rate of 0.25% of its average net assets, or such lesser amount as the Trustees may determine from time to time.  Service Class currently pays FDC a 12b-1 (service) fee at an annual rate of 0.10% of its average net assets throughout the month.  Service Class’s 12b-1 (service) fee rate may be increased only when the Trustees believe that it is in the best interests of variable product owners to do so.

Service Class 2 has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act.  Under the plan, Service Class 2 is authorized to pay FDC a 12b-1 (service) fee as compensation for providing support services that benefit variable product owners.  Service Class 2 currently pays FDC a 12b-1 (service) fee at an annual rate of 0.25% of its average net assets throughout the month.”

There is no difference in the current or maximum service fees between each Existing Portfolio and each corresponding Replacement Portfolio.

With regard to management fees, the portfolios’ SAI indicates that for the services of FMR, each fund pays FMR a monthly management fee that has two components: a group fee rate and an individual fund fee rate.  The group fee rate is based on the monthly average net assets of all the registered investment companies with which FMR has management contracts.  Therefore the breakpoints are calculated on the total assets under FMR management, not on a per fund basis.  The second component is the individual fund fee rate, which for each Existing Portfolio (except one) is the same as the rate for the Replacement Portfolio.  In the one instance, the rate paid on the Replacement Portfolio is lower than is paid on the Existing Portfolio.

(17) FDC is Fidelity Distributors Corporation, distributor of the Fidelity Portfolios.

C.                                    Performance

Each of the Replacement Portfolios has demonstrated better performance than the corresponding Existing Portfolios during each of the periods measured.  Detailed performance information is set forth in Chart C below.

CHART C - AVERAGE ANNUAL RETURNS FOR THE PERIOD

ENDED JUNE 30, 2009

	Name	1 Year	3 Year	5 Year	10 Year	Life of Fund
Existing	Fidelity VIP Dynamic Capital Appreciation: Service Class 2	-30.54	-10.35	-1.46	N/A	-4.74
Replacement	Fidelity VIP Contrafund: Service Class 2	-29.02	-7.82	0.59	1.44	9.03

Existing	Fidelity VIP Growth & Income: Service Class 2	-30.20	-8.56	-2.48	-2.21	2.93
Replacement	Fidelity VIP Balanced: Service Class 2	-19.83	-4.12	0.18	0.05	4.50

Existing	Fidelity VIP Growth & Income: Service Class	-30.05	-8.41	-2.33	-2.07	3.05
Replacement	Fidelity VIP Balanced: Service Class	-19.72	-3.98	0.34	0.20	4.61

Existing	Fidelity VIP Growth & Income: Initial Class	-30.00	-8.35	-2.25	-1.97	3.16
Replacement	Fidelity VIP Balanced: Initial Class	-19.62	-3.86	0.45	0.30	4.71

Existing	Fidelity VIP Growth Opportunities: Service Class 2	-43.49	-11.23	-5.18	-5.95	2.65
Replacement	Fidelity VIP Contrafund: Service Class 2	-29.02	-7.82	0.59	1.44	9.03

Existing	Fidelity VIP Growth Opportunities: Service Class	-43.35	-11.05	-5.01	-5.79	2.77
Replacement	Fidelity VIP Contrafund: Service Class	-28.90	-7.69	0.74	1.58	9.14

Existing	Fidelity VIP Growth Opportunities: Initial Class	-43.32	-10.98	-4.93	-5.70	2.85
Replacement	Fidelity VIP Contrafund: Initial Class	-28.86	-7.60	0.84	1.68	9.22

Existing	Fidelity VIP Value Strategies: Service Class 2	-32.30	-11.97	-4.83	N/A	0.41
Replacement	Fidelity VIP Mid Cap: Service Class 2	-25.84	-5.65	4.43	10.65	11.82

V.                                    THE SUBSTITUTION

The Substitution will take place at the portfolios’ relative net asset values determined on the date of the Substitution in accordance with Section 22 of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s cash value, death benefit, living benefit or in the dollar value of his or her investment in any of the subaccounts.  Accordingly, there will be no financial impact on any Contract owner.  The Substitution will be effected by having each of the subaccounts that invests in the Existing Portfolios redeem its shares at the net asset value calculated on the date of the Substitution and purchase shares of the respective Replacement Portfolios at the net asset value calculated on the same date.

The Substitution will be described in detail in a written notice mailed to Contract owners.  The notice will inform Contract owners of the Integrity Companies’ intent to implement the Substitution and explain that on the Substitution date, any Contract value allocated to a subaccount investing in the Existing Portfolios will be transferred to the corresponding Replacement Portfolio subaccount, that the transfer will take place at relative net asset value and that no additional amount may be allocated to those subaccounts on or after the date of the Substitution.  Details regarding the effect on any investment in a GLWB will also be provided.  The notice will be mailed to all Contract owners at least 30 days prior to the Substitution and will inform affected Contract owners that they may transfer assets from the subaccounts investing in the Existing Portfolios at anytime after receipt of the notice, and from the subaccounts investing in the Replacement Portfolios for 30 days after the Substitution, to subaccounts investing in other portfolios available under the respective Contracts, without the imposition of any transfer charge or limitation and without diminishing the number of free transfers that may be made in a given contract year.  A supplement will be filed for all current prospectuses containing the information to be included in the notice.

Each Contract owner will be provided with a prospectus for the Replacement Portfolios applicable to them.  Within five days after the Substitution, the Integrity Companies will send each affected Contract owner written confirmation that the Substitution has occurred.

The Integrity Companies will pay all expenses and transaction costs of the Substitution, including all legal, accounting and allocated brokerage expenses relating to the Substitution.  No costs will be borne by Contract owners.  Affected Contract owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Integrity Companies under the Contracts be altered in any way.  The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution.  The Substitution will have no adverse tax consequences to Contract owners and will in no way alter the tax benefits to Contract owners.

VI.                                                                              APPLICABLE LAW

A.                                    Requirements of Section 26(c)

Section 26(c) of the Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution.(18)  The Commission will approve such a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 26(c) of the Act was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”).  Prior to the enactment of the 1970 Amendments, Section 26(a)(4)(B) of the Act only required that the trust instrument of a unit investment trust provide that the sponsor or trustee notify the trust’s shareholders within five days after a substitution of the underlying securities.  The legislative history of Section 26(c) describes the underlying purpose of the amendment to the section:

(18)  The Commission has interpreted Section 26(c) of the Act to apply to “a substitution of securities in any sub-account of a registered separate account.”  Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (adopting Rule 6c-6).  The proscription of Section 26(c) is addressed to the depositors (Integrity and National Integrity), and not the unit investment trusts (the Separate Accounts) for which the depositors serve.  Nevertheless, the Commission generally grants orders under Section 26(c) in the name of the depositor and unit investment trust.  See, e.g., Keystone Provident Life Insurance Company, Investment Company Act Rel. Nos. 17891 (Nov. 30, 1990) (Notice) and 17923 (Dec. 28, 1990) (Order).  In accordance with this precedent, Applicants here include the Separate Accounts.

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(19)

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the unit investment trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.(20)  Moreover, in the insurance product context, a Contract owner forced to redeem may suffer adverse tax consequences.  Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares, the shares of another issuer, unless the Commission approves that substitution.

B.                                    Basis for Requested Order of Approval

Each Contract and its prospectus expressly disclose the reservation of the Applicants’ right, subject to applicable law, to substitute shares of another portfolio for shares of the portfolio in which a subaccount is invested.

(19)  Senate Committee Report No. 91-184 (1969), p. 41; House Committee Report No. 91-1382 (1970), p. 33.

(20)  House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

Substitutions have been common where the substituted portfolio has investment objectives and policies that are similar to those of the eliminated portfolio, current expenses that are similar to those of the eliminated portfolio, and performance that is similar to or better than that of the eliminated portfolio.(21)

The investment objectives and policies of the Replacement Portfolios are similar to those of the corresponding Existing Portfolios such that Contract owners will have reasonable continuity in investment expectations.  Accordingly, the Replacement Portfolios are appropriate investment vehicles for those Contract owners who have Contract values allocated to the Existing Portfolios.  Further, the Replacement Portfolios have lower expenses and significantly superior performance to that of the Existing Portfolios.

In connection with assets held under Contracts affected by the Substitution, the Integrity Companies will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Replacement Portfolios, their advisors or underwriters (or their affiliates) at a rate higher than that which they had received from the Existing Portfolios, their advisors or underwriters (or their affiliates), including without limitation 12b-1 Fees, shareholder service, administration or other service fees, revenue sharing or other arrangements in connection with such assets.  Indeed, it is worth noting that under the proposed Substitution, each portfolio will be replaced by a portfolio within the same unaffiliated fund family (Fidelity), and so there is

(21)  See, e.g., Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 28767(June 12, 2009)(notice) and 28815(July 8, 2009)(order); Integrity Life Insurance Company, et al., 1940 Act Rel. Nos. 27677 (January 24, 2007) (notice) and 27738 (February 23, 2007) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27909 (July 24, 2007) (notice) and 27929 (Aug. 17, 2007) (order); John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. Nos. 27752 (Mar. 19, 2007) (notice) and 27781 (Apr. 16, 2007) (order); Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. Nos. 27651 (Dec. 29, 2006) (notice) and 27688 (Jan. 25, 2007) (order); Annuity Investors Life Insurance Company, et al., 1940 Act Rel. Nos. 27546 (Nov. 6, 2006) (notice) and 27589 (Dec. 4, 2006) (order); AXA Equitable Life Insurance Company, et al., 1940 Act Rel. Nos. 27526 (Oct. 24, 2006) (notice) and 27556 (Nov. 17, 2006) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27516 (Oct. 12, 2006) (notice) and (27545) (Nov. 3, 2006).

no incentive or reason to contemplate such benefits.         Applicants represent that the Substitution and the selection of the Replacement Portfolios were not motivated by any financial consideration paid or to be paid by the Replacement Portfolios, their advisors or underwriters, or their respective affiliates.

For the 2 year period following the date of the Substitution and for those Contracts with assets allocated to an Existing Portfolio on the date of the Substitution, the Applicants agree that if, on the last day of each fiscal quarter during the 2 year period, the total operating expenses of the corresponding Replacement Portfolio (taking into account any expense waiver or reimbursement) exceed on an annualized basis the net expenses of the Existing Portfolio for the fiscal year ending December 31, 2009, they will, for each affected Contract outstanding, make a reimbursement of those excess expenses to the Contract owners.  The Applicants will make this reimbursement as of the last business day of such fiscal quarter period, such that the amount of the Replacement Portfolio’s net expenses, on an annualized basis, will be no greater than the net expenses of the corresponding Existing Portfolio for the 2009 fiscal year.

The Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against because the Contract owner will continue to have the same type of investment choices, with better potential returns and the same or lower expenses and will not otherwise have any incentive to redeem their shares or terminate their Contracts.

The purposes, terms and conditions of the proposed Substitution are consistent with the protection of investors, and the principles and purposes of Section 26(c), and do not entail any of the abuses that Section 26(c) is designed to prevent.

(1)                                Each Replacement Portfolio has significantly superior performance to that of the corresponding Existing Portfolio.

(2)                                Current gross and net annual expenses in each Replacement Portfolio are lower than those of the corresponding Existing Portfolios.

(3)                                Each Replacement Portfolio is an appropriate portfolio to move Contract owners’ values currently allocated to the Existing Portfolios because the portfolios have similar investment objectives, strategies and risks.

(4)                                All costs of the Substitution, including any allocated brokerage costs, will be borne by the Integrity Companies and will not be borne by Contract owners.  No charges will be assessed to effect the Substitution.

(5)                                The Substitution will be at the net asset values of the respective portfolio shares without the imposition of any transfer or similar charge and with no change in the amount of any Contract owners’ values.

(6)                                The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution and will result in Contract owners’ Contract values being moved to portfolios with the lower current total net annual expenses.

(7)                                Notice of the proposed Substitution will be mailed to all Contract owners at least 30 days prior to the Substitution.  All Contract owners will have an opportunity at anytime after receipt of the notice of the Substitution and for 30 days after the Substitution to transfer Contract account value affected by the Substitution to other available subaccounts without the imposition of any transfer charge or limitation and without being counted as one of the Contract owner’s free transfers in a contract year.

(8)                                Within five days after the Substitution, the Integrity Companies will send to its affected Contract owners a written confirmation that the Substitution has occurred.

(9)                                The Substitution will in no way alter the insurance benefits to Contract owners or the contractual obligations of the Integrity Companies.

(10)                          The Substitution will have no adverse tax consequences to Contract owners and will in no way alter the tax benefits to Contract owners.

VII.                          REQUEST FOR ORDER

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution.  Section 26(c), in pertinent part, provides that the Commission shall issue an order approving a substitution of securities if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons and upon the facts set forth above, the requested order meets the standards set forth in Section 26(c) and should, therefore, be granted.

VIII.                      PROCEDURAL MATTERS

All requirements of the organizational documents of Integrity and National Integrity have been satisfied in connection with the execution and filing of this application.  Integrity and National Integrity, by resolutions duly adopted by the Executive Committee of each company’s Board of Directors, are each authorized to request this order on its own behalf and on behalf of its respective Separate Accounts.  Certificates of the Secretary of Integrity and National Integrity were attached as Exhibit B to the application when originally filed and remain in effect.

The undersigned states that she has duly executed the attached First Amended and Restated Application dated the 12th day of January, 2010 for and on behalf of Integrity Life Insurance Company and its Separate Accounts, and National Integrity Life Insurance Company

and its Separate Accounts; that she is the President of each insurance company; and that all actions by stockholders, directors and other bodies, necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

INTEGRITY LIFE INSURANCE COMPANY, on behalf of itself and Separate Account I of Integrity Life Insurance Company and Separate Account II of Integrity Life Insurance Company

By:	/s/ Jill T. McGruder
Jill T. McGruder, President

NATIONAL INTEGRITY LIFE INSURANCE COMPANY, on behalf of itself and Separate Account I of National Integrity Life Insurance Company and Separate Account II of National Integrity Life Insurance Company

By:	/s/ Jill T. McGruder
Jill T. McGruder, President

EXHIBIT A-1

Portfolios and Classes Currently Offered in Contracts(22)

1	Columbia Mid Cap Value, Variable Series *, **
2	Columbia Small Cap Value, Variable Series *, **
3	DWS Small Cap Index VIP: Class A
DWS Small Cap Index VIP: Class B
4	Fidelity VIP Asset Manager: Initial Class
Fidelity VIP Asset Manager: Service Class
Fidelity VIP Asset Manager: Service Class 2
5	Fidelity VIP Balanced: Service Class 2
6	Fidelity VIP Contrafund: Initial Class
Fidelity VIP Contrafund: Service Class
Fidelity VIP Contrafund: Service Class 2
7	Fidelity VIP Disciplined Small Cap: Service Class 2
8	Fidelity VIP Dynamic Capital Appreciation: Service Class 2
9	Fidelity VIP Equity-Income: Initial Class
Fidelity VIP Equity-Income: Service Class
Fidelity VIP Equity-Income: Service Class 2
10	Fidelity VIP Freedom 2010: Service Class 2
11	Fidelity VIP Freedom 2015: Service Class 2
12	Fidelity VIP Freedom 2020: Service Class 2
13	Fidelity VIP Freedom 2025: Service Class 2
14	Fidelity VIP Freedom 2030: Service Class 2
15	Fidelity VIP Growth: Service Class 2
16	Fidelity VIP Growth & Income: Initial Class
Fidelity VIP Growth & Income: Service Class
Fidelity VIP Growth & Income: Service Class 2
17	Fidelity VIP Growth Opportunities: Initial Class
Fidelity VIP Growth Opportunities: Service Class
Fidelity VIP Growth Opportunities: Service Class 2
18	Fidelity VIP High Income: Initial Class
Fidelity VIP High Income: Service Class
Fidelity VIP High Income: Service Class 2
19	Fidelity VIP Index 500: Service Class 2
20	Fidelity VIP Investment Grade Bond: Service Class 2
21	Fidelity VIP Mid Cap: Service Class 2
22	Fidelity VIP Overseas: Service Class 2
23	Fidelity VIP Value Strategies: Service Class 2 **
24	Franklin Growth and Income Securities: Class 2
25	Franklin Income Securities: Class 1
Franklin Income Securities: Class 2
26	Franklin Large Cap Growth Securities: Class 2
27	Franklin Small Cap Value Securities: Class 2
28	Mutual Shares Securities: Class 2
29	Templeton Foreign Securities: Class 2

(22) Where multiple classes of a Portfolio are listed, only one of the classes is available in each of the 24 Contracts.

30	Templeton Growth Securities: Class 2
31	PIMCO VIT All Asset: Advisor Class **
32	PIMCO VIT CommodityRealReturn Strategy: Advisor Class **
33	PIMCO VIT Low Duration: Advisor Class **
34	PIMCO VIT Real Return: Advisor Class **
35	PIMCO VIT Total Return: Advisor Class **
36	Rydex VT All-Cap Opportunity **
37	Rydex VT Alternative Strategies Allocation **
38	Rydex VT Managed Futures Strategy **
39	Rydex VT Multi-Hedge Strategies **
40	Touchstone VST Baron Small Cap
41	Touchstone VST Core Bond
42	Touchstone VST High Yield
43	Touchstone VST Large Cap Core Equity
44	Touchstone VST Mid Cap Growth
45	Touchstone VST Money Market
46	Touchstone VST Third Avenue Value
47	Touchstone VST Aggressive ETF
48	Touchstone VST Conservative ETF
49	Touchstone VST Enhanced ETF
50	Touchstone VST Moderate ETF
51	Van Kampen LIT Capital Growth: Class II
52	Van Kampen LIT Comstock: Class II
53	UIF Emerging Markets Debt: Class I
UIF Emerging Markets Debt: Class II
54	UIF Emerging Markets Equity: Class I
UIF Emerging Markets Equity: Class II
55	UIF U.S. Mid Cap Value: Class 2 **
56	UIF U.S. Real Estate: Class 2

*    Not available in Subset 2 Contracts

**  Not available in Subset 3 Contracts

EXHIBIT A-2

Second Generation GLWB

GLWB Investment Strategy 1 — Owner may invest 100% in the three portfolios listed below.  Owner may select one or more of the three portfolios listed below, as long as the allocations add up to 100% and do not exceed the percentage indicated for each portfolio selected.

Touchstone VST Conservative ETF	Touchstone VST Moderate ETF	Touchstone VST Aggressive ETF
0 – 100%	0 – 100%	0 - 50%

GLWB Investment Strategy 2 — Owner may invest 100% in the four portfolios listed below.  Owner may select one or more of the four portfolios, as long as the allocations add up to 100%.

Fidelity VIP Freedom 2010	Fidelity VIP Freedom 2015	Fidelity VIP Freedom 2020	Fidelity VIP Freedom 2025

GLWB Investment Strategy 3 — Owner may invest 100% as follows:

Touchstone VST Moderate ETF	Rydex VT Alternative Strategies Allocation
90%	10%

GLWB Investment Strategy 4 — Owner may invest 100% in the portfolios listed below.  Owner may select one or more of the portfolios in one or more columns, as long as the allocations add up to 100% and are within the minimum and maximum allocation percentages indicated for each column.

Fixed Income Portfolios Minimum Allocation 30% Maximum Allocation 60%	Core Equity Portfolios Minimum Allocation 40% Maximum Allocation 70%	Non Core Equity Portfolios Minimum Allocation 0% Maximum Allocation 20%	Other Portfolios Minimum Allocation 0% Maximum Allocation 10%
Fidelity VIP Investment Grade Bond	Fidelity VIP Asset Manager	Columbia Mid Cap Value, Variable Series	PIMCO VIT All Asset

PIMCO VIT Total Return	Fidelity VIP Balanced	Columbia Small Cap Value, Variable Series	PIMCO VIT Commodity RealReturn Strategy

Touchstone VST Core Bond	Fidelity VIP Contrafund	DWS Small Cap Index VIP	Rydex VT All-Cap Opportunity
	Fidelity VIP Equity-Income	Fidelity VIP Disciplined Small Cap	Rydex VT Alternative Strategies Allocation
	Fidelity VIP Growth & Income	Fidelity VIP Dynamic Capital Appreciation	Rydex VT Managed Futures Strategy
	Fidelity VIP Growth Opportunities	Fidelity VIP Mid Cap	Rydex VT Multi-Hedge Strategies
	Fidelity VIP Growth	Fidelity VIP Value Strategies	UIF U.S. Real Estate
	Fidelity VIP Index 500	Franklin Small Cap Value Securities	Fidelity VIP High Income
	Franklin Growth and Income Securities	Touchstone VST Baron Small Cap Growth	Franklin Income Securities

Franklin Large Cap Growth Securities	Touchstone VST Mid Cap Growth	Touchstone VST High Yield
Mutual Shares Securities	Touchstone VST Third Avenue Value	PIMCO VIT Low Duration
Touchstone VST Aggressive ETF	Van Kampen LIT Capital Growth	PIMCO VIT Real Return
Touchstone VST Conservative ETF	Fidelity VIP Overseas	Touchstone VST Money Market
Touchstone VST Enhanced ETF	Templeton Foreign Securities
Touchstone VST Large Cap Core Equity	Templeton Growth Securities
Touchstone VST Moderate ETF	UIF Emerging Markets Debt
Van Kampen LIT Comstock	UIF Emerging Markets Equity
UIF U.S. Mid Cap Value

EXHIBIT A-3

First Generation GLWB

GLWB Investment Option 1 — Owner may invest 100% in the three portfolios listed below.  Owner may select one or more of the three portfolios, as long as the allocations add up to 100% and do not exceed the maximum percentage indicated for each portfolio selected.

Touchstone VST Conservative ETF	Touchstone VST Moderate ETF	Touchstone VST Aggressive ETF
0 – 100%	0 – 100%	0% - 50%

GLWB Investment Option 2 — Owner may invest 100% in the portfolios listed below.  Owner may select one or more of the four portfolios, as long as the allocations add up to 100%.

Fidelity VIP Freedom 2010	Fidelity VIP Freedom 2015	Fidelity VIP Freedom 2020	Fidelity VIP Freedom 2025

GLWB Investment Option 3 — Owner may invest 100% in portfolios listed below.  Owner may select more than one portfolio in each category and portfolios in more than one category, as long as total allocations add up to 100% and the allocations in each category are within the minimum and maximum allocation percentages for that category.

Fixed Income Portfolios Category	Cash Equivalents Category
35% - 100%	0 – 10%
Fidelity VIP Investment Grade Bond	Touchstone VST Money Market
Touchstone VST Core Bond

Core Equity Portfolios Category	Other Portfolios Category
0 – 65%	0 – 10%
Fidelity VIP Asset Manager	DWS Small Cap Index VIP
Fidelity VIP Balanced	Fidelity VIP Disciplined Small Cap
Fidelity VIP Contrafund	Fidelity VIP Dynamic Capital Appreciation
Fidelity VIP Equity-Income	Fidelity VIP Growth
Fidelity VIP Index 500	Fidelity VIP Growth Opportunities
Fidelity VIP Growth & Income	Fidelity VIP High Income
Franklin Growth and Income Securities	Fidelity VIP Mid Cap
Franklin Large Cap Growth Securities	Fidelity VIP Overseas
Mutual Shares Securities	Franklin Income Securities
Templeton Growth Securities	Franklin Small Cap Value Securities
Templeton Foreign Securities	Touchstone VST Baron Small Cap Growth
Touchstone VST Large Cap Core Equity	Touchstone VST Enhanced ETF
Van Kampen LIT Comstock	Touchstone VST Mid Cap Growth
UIF Emerging Markets Debt	Touchstone VST Third Avenue Value
Touchstone VST High Yield
Van Kampen LIT Capital Growth
UIF Emerging Markets Equity
UIF U.S. Real Estate